Exhibit 99.2

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK
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HANOVER HOLDINGS I, LLC Plaintiff, v. FREESEAS INC., Defendant.		Index No. 654474/2012 ORDER APPROVING FAIRNESS, TERMS AND CONDITIONS OF EXCHANGE AND ISSUANCE PURSUANT TO SECTION 3(a)(10) OF THE SECURITIES ACT OF 1933, AS AMENDED
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This matter having come on for a hearing on January 14, 2013 to approve the fairness of the proposed terms and conditions of the proposed exchange and the issuance of securities, as described herein and reflected in the Stipulation of Settlement, dated January 3, 2013 (the “Settlement Agreement”), between Hanover Holdings I, LLC (the “Plaintiff”) and FreeSeas Inc. (“Defendant”), and the Court having first held a hearing as to the fairness to Plaintiff of the terms and conditions of (x) the proposed exchange and transactions contemplated by the Settlement Agreement and (y) the offer and issuance of the Securities (as defined herein) by Defendant to the Plaintiff and the proposed exchange of Plaintiff’s claims therefor, the Court hereby finds as follows:

The Court was advised prior to this hearing that Defendant will rely on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), under Section 3(a)(10) of the Securities Act to issue shares of common stock of Defendant (the “Securities”) to Plaintiff pursuant to the Settlement Agreement in exchange for Plaintiff’s claims specified in the Settlement Agreement, based upon this Court’s finding herein that the terms and conditions of (1) the proposed exchange and transactions contemplated by the Settlement Agreement and (2) the offer and issuance of the Securities by Defendant to Plaintiff and the proposed exchange of Plaintiff’s claims therefor, in each case of clauses (1) and (2), are procedurally and substantively fair to Plaintiff and this Court’s approval of the foregoing; and

The fairness hearing having been scheduled upon the consent of Plaintiff and Defendant (collectively, the “Parties”), Plaintiff has had adequate notice of the fairness hearing and Plaintiff is the only party to this action to whom Securities will be issued pursuant to the Settlement Agreement; and

The terms and conditions of the proposed exchange and transactions contemplated by the Settlement Agreement and the offer and issuance of the Securities in exchange for the claims of Plaintiff as set forth in the Settlement Agreement are procedurally and substantively fair to Plaintiff, who is the only party to this action to whom Securities will be issued; and

The fairness hearing was open to Plaintiff. Plaintiff was represented by competent counsel at the hearing who acknowledged that adequate notice of the hearing was given and consented to the entry of this Order; it is therefore,

ORDERED and ADJUDGED, that the terms and conditions of (i) the proposed exchange and transactions contemplated by the Settlement Agreement and (ii) the offer and issuance of the Securities by Defendant to Plaintiff and the proposed exchange of Plaintiff’s claims therefor, in each case of clauses (i) and (ii), are procedurally and substantively fair, and are hereby approved as procedurally and substantively fair to Plaintiff, within the meaning of Section 3(a)(10) of the Securities Act;

ORDERED and ADJUDGED, that (1) the proposed exchange and transactions contemplated by the Settlement Agreement and the terms and conditions thereof and (2) the offer and issuance of the Securities by Defendant to Plaintiff and the proposed exchange of Plaintiff’s claims therefor and the terms and conditions thereof, in each case of clauses (1) and (2), are hereby approved and that the offer and issuance of the Securities by Defendant to Plaintiff is hereby exempt from the registration requirements of the Securities Act under Section 3(a)(10) of the Securities Act; and it is further

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ORDERED and ADJUDGED, that this Court shall retain jurisdiction to enforce the terms and conditions of the Settlement Agreement.

This constitutes the Order and Judgment of the Court.

SO ORDERED:

Dated: January 14, 2013	/s/ Hon. Ellen M. Coin
J.S.C.

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